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hey what's going on I want to give you guys a real quick walkthrough of the property this is 1812 and 1814 Westbourne Street we acquired this property in March of 2019 we're actually going to be converting the two upstairs units into short-term rentals and so we want to give you guys a real quick look at the units
you actually access on the side of the house here and so we're gonna have a self check-in system we're actually going to be redoing the stairs here and sending up a self check-in here at the door
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so you come up this stairwell here and both units are accessible from the entryway so this is the first unit here we'll go back to the room first so we've already done some selective demolition in this human this will be the the bedroom and then we also have a common area both of the listings a bedrooms a living room a full kitchen as well as a pullback in this unit the kitchen is back this way as you've seen we've already removed all all countertops cabins cabinets older appliances so we'll be replacing those with newer newer equipment and then this is the actual bathroom here all right and so our renovation budget is going to cover the complete rehab of these spaces as well as putting in new furnishings I'm going to show you guys the other unit real quick as you can see right here from the entryway downstairs is that way this is the other door
the bathroom is here kitchen here to the left as well and then you can actually see the backyard from here for the backyard we're actually going to be setting that up pretty nice as well so there's actually will be a added benefit on the listings the fire pit jacuzzi and then here in this Jewett this is the

living room and the bedroom is vacuum so the more plants is that in this area the average Airbnb listing has six guests and that's additional income over the - yes we can charge up to $35 additional for each additional guests that's going to be staying and in this area that is six and so what to be able to stage one to two beds in the rooms and then and then in the living room we'll set it up with couches that also have full out beds and this is really great location right down the street is Eli Lilly so we'll definitely be unlocked by corporate housing with these listings as well if you guys would like information you can reach out to us at latisha at NV general comm or you can reach out to me at mi hurdle and Bronco definitely look forward to any questions that you may have and partnering with you to get this and other properties going with motivation and non-sweet Thanks